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                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 5

               ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[   ] Check box if no longer subject of Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

[   ] Form 3 Holdings Reported

[ X ] Form 4 Transactions Reported

================================================================================
1. Name and Address of Reporting Person*

Rotter                  Bradley                  N.
--------------------------------------------------------------------------------
   (Last)               (First)                 (Middle)

1700 Montgomery Street, Suite #250
--------------------------------------------------------------------------------
                                    (Street)

San Francisco            CA                     94111
--------------------------------------------------------------------------------
   (City)               (State)                 (Zip)


================================================================================
2. Issuer Name and Ticker or Trading Symbol

Point West Capital Corporation/PWCC

================================================================================
3. IRS or Social Security Number of Reporting Person (Voluntary)


================================================================================
4. Statement for Month/Year

1998
================================================================================
5. If Amendment, Date of Original (Month/Year)


================================================================================
6. Relationship of Reporting Person to Issuer
   (Check all applicable)

   [ X ]   Director                             [ X ]   10% Owner
   [ X ]   Officer (give title below)           [   ]   Other (specify below)


                          Chairman of the Board
      --------------------------------------------------------------------

================================================================================
7. Individual or Joint/Group Reporting (check applicable line)

   [ X ]   Form filed by One Reporting Person
   [   ]   Form filed by More than One Reporting Person

================================================================================
           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
================================================================================

                                                                                                 5.             6.
                                                                 4.                              Amount of      Owner-
                                                                 Securities Acquired (A) or      Securities     ship
                                                                 Disposed of (D)                 Beneficially   Form:     7.
                                                                 (Instr. 3, 4 and 5)             Owned at End   Direct    Nature of
                                      2.            3.           -----------------------------   of Issuer's    (D) or    Indirect
1.                                    Transaction   Transaction                  (A)             Fiscal Year    Indirect  Beneficial
Title of Security                     Date          Code             Amount      or     Price    (Instr. 3      (I)       Ownership
(Instr. 3)                            (mm/dd/yy)    (Instr. 8)                   (D)             & 4)           (Instr.4) (Instr. 4)
------------------------------------------------------------------------------------------------------------------------------------


------------------------------------------------------------------------------------------------------------------------------------
Common Stock                                                                                     873,578        D
------------------------------------------------------------------------------------------------------------------------------------
                                                                                                 206,600        I         (1)
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

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====================================================================================================================================

*If the form is filed by more than one reporting person,
 see instruction 4(b)(v).
 ---

(Over)
SEC 2270 (7-96)

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
            (e.g., puts, calls, warrants, options, convertible securities)

================================================================================

                                                                                                          9.        10.
                                                                                                          Number    Owner-
                                                                                                          of        ship
                    2.                                                                                    Deriv-    of
                    Conver-                    5.                              7.                         ative     Deriv-   11.
                    sion                       Number of                       Title and Amount           Secur-    ative    Nature
                    or                         Derivative    6.                of Underlying     8.       ities     Secur-   of
                    Exer-                      Securities    Date              Securities        Price    Bene-     ity:     In-
                    cise     3.                Acquired (A)  Exercisable and   (Instr. 3 and 4)  of       ficially  Direct   direct
                    Price    Trans-   4.       or Disposed   Expiration Date   ----------------  Deriv-   Owned     (D) or   Bene-
1.                  of       action   Trans-   of (D)        (Month/Day/Year)            Amount  ative    at End    In-      ficial
Title of            Deriv-   Date     action   (Instr. 3,    ----------------            or      Secur-   of        direct   Owner-
Derivative          ative    (Month/  Code     4 and 5)      Date     Expira-            Number  ity      Year      (I)      ship
Security            Secur-   Day/     (Instr.  ------------  Exer-    tion               of      (Instr.  (Instr.   (Instr.  (Instr.
(Instr. 3)          ity      Year)    8)        (A)   (D)    cisable  Date     Title     Shares  5)       4)        4)       4)
------------------------------------------------------------------------------------------------------------------------------------


------------------------------------------------------------------------------------------------------------------------------------
Employee option     $2.475  11/25/98  A(2)      10,000       (2)     11/25/03   Common    10,000           10,000    D
 to buy                                                                         Stock
------------------------------------------------------------------------------------------------------------------------------------
Option (obligation  $1.375  12/16/98  J(3)      15,000       (3)     7/17/06    Common    15,000               0     I          (6)
to sell)                                                                       Stock
------------------------------------------------------------------------------------------------------------------------------------

Option (obligation  $3.438  12/16/98  J(4)      10,000       (4)     11/17/07   Common    10,000            5,000    I          (6)
to sell)                                                                        Stock
------------------------------------------------------------------------------------------------------------------------------------
Option (obligation  $2.75   11/25/98  J(5)       2,500       (5)     11/25/08   Common     2,500            2,500    I          (6)
to sell)                                                                        Stock
------------------------------------------------------------------------------------------------------------------------------------

Explanation of Responses:

(1) As a member of a limited liability company and as trustee of a self-employed pension plan and trust.

(2) Reflects the grant of an employee option to purchase 10,000 shares of the Issuer's common stock, which vests at the rate of 2,500 shares on November 25, 1999, 2000, 2001 and 2002.

(3) On July 17, 1996, as previously reported, The Echelon Group of Companies, LLC (of which the reporting person is a member) granted to its employees covered call options to purchase 27,500 shares of the Issuer's common stock. On December 16, 1998 options to purchase 15,000 shares were canceled upon termination of the optionees' employment.

(4) On November 17, 1997, as previously reported, The Echelon Group of Companies, LLC (of which the reporting person is a member) granted to its employees covered call options to purchase 15,000 shares of the Issuer's common stock. On December 16, 1998, options to purchase 10,000 shares were cancelled upon termination of the optionees employment. The remaining options vest at the rate of 1,000 shares on November 17, 1998, 1999, 2000, 2001 and 2002.

(5) On November 25, 1998, The Echelon Group of Companies, LLC (of which the reporting person is a member) granted to its employees covered call options to purchase 2,500 shares of the Issuer's common stock. These options vest at the rate of 500 shares on November 25, 1999, 2000, 2001, 2002 and 2003.

(6) As a member of a limited liability company.


/S/ Bradley N. Rotter                                     February 16, 1999
---------------------------------------------            -----------------------
      **Signature of Reporting Person                             Date

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
     See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.

Page 2
SEC 2270 (7-96)

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